UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Takeshi Mikami
Name: Takeshi Mikami
Title: General Manager, Financial Accounting Dept.

Date:      March 23, 2017

Sumitomo Mitsui Financial Group, Inc.

Change of Directors

(including Representative Directors)

Tokyo, March 23, 2017

Sumitomo Mitsui Financial Group, Inc. (SMFG, President: Koichi Miyata) hereby announces the change of Directors, including Representative Directors, with effect from April 1, 2017.

< Sumitomo Mitsui Financial Group, Inc. >

Post to be appointed	Current	Name
With effect from April 1, 2017

Sumitomo Mitsui Banking Corporation Vice Chairman	Sumitomo Mitsui Financial Group, Inc. Director (Representative Director) Sumitomo Mitsui Banking Corporation Deputy President (Representative Director)	Yujiro Ito

Sumitomo Mitsui Financial Group, Inc. Deputy President (Representative Director)	Sumitomo Mitsui Financial Group, Inc. Director (Member of the Board) Sumitomo Mitsui Banking Corporation Senior Managing Director (Member of the Board)	Jun Ohta

Profile:    Jun Ohta

1.	Date of Birth	February 12, 1958

2.	Business Experience

	April 1982	Joined The Sumitomo Bank Limited

	April 2009	Director, Sumitomo Mitsui Banking Corporation

	May 2009	General Manager, Investment Banking Planning Dept., Sumitomo Mitsui Financial Group, Inc.

	April 2012	Managing Director, Sumitomo Mitsui Banking Corporation

	April 2013	Managing Director, Sumitomo Mitsui Financial Group, Inc.

	April 2014	Senior Managing Director, Sumitomo Mitsui Financial Group, Inc. Senior Managing Director, Sumitomo Mitsui Banking Corporation

	June 2014	Director, Member of the Board of Directors, Sumitomo Mitsui Financial Group, Inc.

	April 2015	Senior Managing Director, Member of the Board of Directors, Sumitomo Mitsui Banking Corporation

3.	Number of shares of our common stock held: 6,800 (as of September 30, 2016)